UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2019

Commission File No. 001-38505

CLPS Incorporation

c/o 2nd Floor, Building 18, Shanghai Pudong Software Park

498 Guoshoujing Road, Pudong, Shanghai 201203

People’s Republic of China

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐      No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

Departure of Directors or Principal Officers; Election of Directors, Appointment of Principal Officers.

On November 4, 2019, the Board of Directors of CLPS Incorporation (the “Company”), a company incorporated in the Cayman Islands, announced that effective as of October 31, 2019, Tian van Acken, the Company’s Chief Financial Officer (CFO), has resigned as the Company’s CFO. The Company’s Board of Directors also announced the appointment of Rui Yang as the Acting CFO effective November 1, 2019. Ms. Yang’s employment agreement, set to expire in October 2024, provides for an annual salary of RMB 420,000 (approximately US$60,000) and an eligibility to receive 12,000 restricted shares in November 2020. Ms. Yang also received an employee option for 4,000 shares in November 2018, 1,000 shares of which are to vest annually starting November 20, 2019. Ms. Ms. Yang has over 10 years of financial experiences in the financial and IT industry. Ms. Yang joined the Company in August 2015 as Vice President for finance controller. From December 2014 to August 2015, Ms. Yang served as financial analyst supervisor at Shanghai Origin International Logistics Co., Ltd. From February 2010 to July 2014, Ms. Yang served as senior financial analyst at Pactera Technology International Ltd. Ms. Yang holds a Bachelor’s Degree in Management from Northwest Agriculture and Forestry University and a Master’s Degree in Economics from Shanghai University of Finance and Economics. Ms. Yang holds the PRC Certified Public Accountant certificate.

Other than Ms. Yang’s owning 17,793 shares, which she purchased prior to the Company’s IPO, Ms. Yang has had no related party transactions with the Company or its affiliates of the kind required to be disclosed pursuant to Item 404 of Regulation S-K.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLPS Incorporation

By:	/s/ Raymond Lin
Name:	Raymond Ming Hui Lin
Title:	Chief Executive Officer

Dated: November 4, 2019

EXHIBIT INDEX

Exhibit No.	Description
99.1	Employment Agreement of Rui Yang as Acting Chief Financial Officer

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